                                                                       Exhibit 1

[LIPMAN LOGO OMITTED]

FOR FURTHER INFORMATION CONTACT

ISRAEL:                                          UNITED STATES:
Maya Lustig                                      Jeff Corbin/Lee Roth
Investor Relations & Public Relations Manager    KCSA Worldwide
Lipman Electronic Engineering Ltd.               800 Second Ave.
11 Haamal Street, Park Afek                      New York, NY 10017
Rosh Haayin 48092, Israel                        (212) 896-1214/(212) 896-1209
972-3-902-8603                                   jcorbin@kcsa.com/lroth@kcsa.com
maya_l@lipman.co.il

                   LIPMAN ELECTRONIC ENGINEERING LTD. REPORTS
                           THIRD QUARTER 2005 RESULTS

                            Revenues of $54.1 Million

             Net Income of $7.8 Million, or $0.28 Per Diluted Share

    Excluding Stock-Based Compensation, Non-GAAP Net Income of $9.1 Million,
                           or $0.33 Per Diluted Share

ROSH HAAYIN, ISRAEL, NOVEMBER 7, 2005 - Lipman Electronic Engineering Ltd.
(Nasdaq, TASE: LPMA), a leading provider of electronic payment systems, today announced financial results for the third quarter ended September 30, 2005.

         For the third quarter of 2005, revenues were $54.1 million, an increase of 21.6% over revenues of $44.5 million for the third quarter of 2004. Revenues increased due to the consolidation of Dione's results of operations, as well as increased sales in the United States and Latin America. Net income for the quarter was $7.8 million, or $0.28 per diluted share, compared to $9.6 million, or $0.35 per diluted share, for the comparable period in 2004.

         Gross profit for the quarter was $24.4 million, or 45.1% of revenues, compared to $21.1 million, or 47.5% of revenues, for the third quarter of 2004.

         Operating expenses for the three months ended September 30, 2005 included $1.3 million of non-cash stock-based compensation expenses compared to
$1.1 million of similar expenses in the comparable period in 2004. Excluding the effect of stock-based compensation, non-GAAP net income for the quarter was $9.1 million, or $0.33 per diluted share, compared to $10.7 million, or $0.39 per diluted share, for the same period last year.

         As of September 30, 2005, the Company had cash and cash equivalents of
$118.1 million compared to $117.4 million as of December 31, 2004.

         For the nine months ended September 30, 2005, revenues increased 45% to
$166.6 million, from $114.9 million in the same period last year. Revenues increased due to the consolidation of Dione's results of operations, as well as increased sales in the United States and Latin America. Net income for the nine months was $20.4 million, or $0.74 per diluted share, compared to $21.0 million, or $0.80 per diluted share, in the same period in 2004.

         For the nine months ended September 30, 2005, gross profit was $72.5 million, or 43.5% of revenues, compared to $54.9 million, or 47.8% of revenues, for the same period in 2004.

         During the first nine months of 2005, the Company had amortization expenses related to intangible assets in the amount of $2.5 million, compared to
$155,000 of such expenses in the comparable period in 2004. In addition, Lipman expects that due to Dione's lower then expected results, a non-cash impairment charge relating to goodwill and other intangible assets will be required to be taken at the end of 2005.

         Operating expenses for the nine months ended September 30, 2005 included $3.9 million of non-cash stock-based compensation expenses, compared to
$4.1 million of non-cash stock-based compensation expenses in the nine-month period in 2004. Excluding the effect of stock-based compensation, non-GAAP net income for the period was $24.3 million, or $0.88 per diluted share, compared to
$25.2 million, or $0.95 per diluted share, for the nine months ended September
30, 2004.

         Commenting on the results, Isaac Angel, President and CEO of Lipman said, "The third quarter was one of challenge and transition for Lipman. As we previously discussed, third quarter results were impacted by the substantially weaker than expected performance of our Dione subsidiary, due principally to a significant slowdown in the U.K. point of sale terminal market. We have taken steps to rectify the situation, including management changes and an adjustment of the cost structure at Dione. We believe that these steps will help Lipman improve our U.K. operations and assist us in achieving renewed growth in revenues and profitability."

         He continued, "Our core business remained strong and we are on track for organic growth of approximately 20% this year. Growth initiatives in the
United States that we began to implement in the first quarter have continued to generate benefits, enabling Lipman to gain further traction in new segments of the U.S. market. In addition, we are seeing continued progress in our efforts to penetrate new regions such as Latin America and India, which represent substantial growth opportunities and where we have begun to establish a solid foundation."

         He concluded, "While this quarter was a difficult one, we believe that we will be able to continue to penetrate our markets successfully and solidify our position as one of the leading suppliers of point of sale terminals worldwide."

ABOUT LIPMAN

Lipman is a leading worldwide provider of electronic payment systems. Lipman develops, manufactures and markets a variety of handheld, wireless and landline
POS terminals, electronic cash registers, retail

ATM units, PIN pads and smart card readers, as well as integrated PIN and smart card ("Chip & PIN") solutions. In addition, Lipman develops technologically advanced software platforms that offer comprehensive and customized transaction processing solutions for its customers, as well as managed professional services such as on-site and call-center support with remote terminal management.
Lipman's corporate headquarters and R&D facilities are located in Israel. Lipman also maintains offices in the United States, United Kingdom, Turkey, China,
Spain, Finland, Russia, Italy, Canada, Brazil, Argentina, Mexico, Australia and
India. For more information visit www.lipman.biz

Statements concerning Lipman's business outlook or future economic performance;
product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: our dependence on distributors and customers; the competitive market for our products; market acceptance of new products and continuing products; timely product and technology development/upgrades and the ability to manage changing market conditions; manufacturing in Israel; compliance with industry and government standards and regulations; dependence on key personnel; possible business disruption from acquisitions; and other factors detailed in Lipman's filings with the U.S. Securities and Exchange Commission. Lipman assumes no obligation to update the information in this release.

                               (Tables to follow)

LIPMAN ELECTRONIC ENGINEERING LTD.
CONSOLIDATED BALANCE SHEET

U.S. DOLLARS IN THOUSANDS                                      SEPTEMBER 30   DECEMBER 31,
                                                                   2005           2004
                                                                (Unaudited)    (Audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                          118,102         117,396
 Marketable securities                                                   -           1,176
Trade receivables, net                                              52,148          42,349
Other receivables and prepaid expenses                              10,593           7,835
Inventories                                                         48,532          31,941
                                                                    ------          ------

Total current assets                                               229,375         200,697

Property, plant and equipment, net                                  13,984          11,971
Severance pay fund                                                   2,989           2,674
Other long-term assets                                               2,362           2,054
Intangible assets, net                                              27,532          30,646
Goodwill                                                            51,273          56,081

TOTAL ASSETS                                                       327,515         304,123

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables                                                      24,913          20,028
Other payables and accrued expenses                                 23,414          25,435
                                                                    ------          ------

Total current liabilities                                           48,327          45,463

Other long-term liabilities                                         12.827          15,257
Accrued severance pay                                                4,173           3,810

Total shareholders' equity                                         262,188         239,593

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                         327,515         304,123

 LIPMAN ELECTRONIC ENGINEERING LTD.
 CONSOLIDATED STATEMENTS OF OPERATIONS
 U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE AND PER SHARE DATA)

                                                           THREE MONTHS                       NINE MONTHS
                                                       ENDED SEPTEMBER 30,                ENDED SEPTEMBER 30,

                                                      2005             2004              2005             2004
                                                   (Unaudited)      (Unaudited)      (Unaudited)       (Unaudited)

 Revenues                                               54,144           44,499           166,647          114,885
 Cost of revenues                                       29,744           23,370            94,109           59,982
                                                        ------           ------            ------           ------

 Gross profit                                           24,400           21,129            72,538           54,903

 Operating expenses:
 Research and development                                3,554            1,640            11,100            4,734
 Selling and marketing                                   7,336            5,051            21,981           13,463
 General and administrative                              2,073            2,034             6,448            6,799
 Special legal expenses                                      -                -               899              600
 Stock-based compensation                                1,265            1,102             3,883            4,147
 Amortization of intangible assets                         837               52             2,456              155
                                                           ---               --             -----              ---

 Total operating expenses                               15,065            9,879            46,767           29,898

 Operating income                                        9,335           11,250            25,771           25,005
 Financial income, net                                     951              684             1,988            1,358
 Other income (expenses), net                                9                -              (40)                7
                                                             -                -              ----                -

 Income before taxes on income                          10,295           11,934            27,719           26,370
 Taxes on income                                         2,494            2,382             7,275            5,335
                                                         -----            -----             -----            -----

 Net income                                              7,801            9,552            20,444           21,035
                                                         =====            =====            ======           ======

 Diluted earnings per share(*)                            0.28             0.35              0.74             0.80

 Number of shares for diluted earnings per
 share(*)                                           27,592,440       27,042,690        27,529,584       26,446,553

(*) All share and per share data have been retroactively adjusted for a two-for-one stock split effected on June 22, 2004

LIPMAN ELECTRONIC ENGINEERING LTD.
 CONSOLIDATED STATEMENTS OF CASH FLOWS
 U.S. DOLLARS IN THOUSANDS

                                                                  THREE MONTHS ENDED      NINE MONTHS ENDED
                                                                     SEPTEMBER 30,          SEPTEMBER 30,
                                                                 2005         2004         2005        2004
                                                              (Unaudited)  (Unaudited) (Unaudited) (Unaudited)

CASH FLOW FROM OPERATING ACTIVITIES:
                                                                     7,801        9,552      20,444      21,035
Net income for the period

Adjustments require to reconcile net income
to net cash provided by operating activities:
Depreciation and amortization                                        1,370          395       4,007       1,105

Stock-based compensation related to options issued to
employees and others                                                 1,265        1,102       3,883       4,147
Increase in trade receivables and other receivables
                                                                   (7,680)      (5,051)    (14,477)     (1,624)
Increase in inventories
                                                                  (15,921)      (3,578)    (17,525)     (5,234)
Increase in trade payables &
other liabilities                                                   10,702        5,960       5,600       4,305
Tax benefit related to exercise of options
                                                                       327           20       1,742         278
Gain on available-for-sale marketable securities                         -            -       (522)           -
Deferred income taxes, net
                                                                     (706)          175       (836)       (640)
Other                                                                   45          104          44         258
                                                                        --          ---          --         ---
Net cash provided by (used in) operating activities                (2,797)        8,679       2,360      23,630

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment
                                                                   (1,146)        (322)     (3,653)     (1,664)
Proceed from sales of available-for-sale marketable                                   -                       -
securities                                                               -                      431
Other                                                                (112)            -       (106)          65
                                                                     -----            -       -----          --
Net cash used in investing activities                              (1,258)        (322)     (3,328)     (1,599)

CASH FLOW FROM FINANCING ACTIVITIES:
Exercise of options granted to employees and other                     950          835       2,699       2,036
Issuance of shares, net                                                  -            -           -      91,347
Principal payments of long-term bank loans                               -        (314)           -     (1,235)
Dividend Paid                                                                   (5,091)                 (5,091)
Loan received from minority shareholders in a subsidiary                44            -         194           -
                                                                        --            -         ---
Net cash provided by (used in) financing activities                    994      (4,570)       2,893      87,057

Effect of exchange rate differences on cash and cash                 (327)            -     (1,219)           -
equivalents

Increase (Decrease) in cash and cash equivalents                   (3,388)        3,787         706     109,088
Cash and cash equivalents at the beginning of the period           121,490      162,766     117,396      57,465
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD                 118,102      166,553     118,102     166,553
                                                                   -------      -------     -------     -------